UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

QUMU CORPORATION
(Name of Subject Company)

COSMOS MERGER SUB, INC.
(Offeror)

ENGHOUSE INTERACTIVE, INC.
(Parent of Offeror)

ENGHOUSE SYSTEMS LIMITED

(Indirect and Ultimate Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

749063103
(Cusip Number of Class of Securities)

General Counsel

Enghouse Systems Limited

Suite 800, 80 Tiverton Court

Markham, Ontario, Canada, L3R 0G4

(905) 946-3200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Christopher J. Cummings Ian M. Hazlett Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, N.Y. 10019-6064 (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$17,265,887*	$1,902.70*

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Qumu Corporation (“Qumu”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by adding (i) 17,932,806 issued and outstanding Shares (as defined below), including 21,797 Shares reserved for issuance upon settlement of outstanding time-based restricted stock awards, multiplied by the offer price of $0.90 per shares (the “Offer Price”), (ii) 1,107,731 Shares reserved for issuance upon settlement of outstanding time-based restricted stock unit awards, multiplied by the Offer Price, and (iii) up to 143,782 Shares reserved for issuance upon settlement of outstanding performance stock units, multiplied by the Offer Price. The foregoing figures have been provided by Qumu to the offeror and are as of January 4, 2023, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Order Making Fiscal Year 2023 Annual Adjustments to Registration Fee Rates, issued August 25, 2022, by multiplying the transaction value by 0.00011020.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: 1,902.70	Filing Party: Enghouse Systems Limited
Form or Registration No.: Schedule TO	Date Filed: January 6, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Enghouse Systems Limited, an Ontario corporation (“Enghouse”), and Cosmos Merger Sub, Inc. (“Purchaser”), a Minnesota corporation and an indirect wholly owned subsidiary of Enghouse, with the Securities and Exchange Commission on January 6, 2023. This Schedule TO relates to the offer by Purchaser to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Qumu Corporation, a Minnesota corporation (“Qumu”), that are issued and outstanding at a price of $0.90 per Share, in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Amendment is being filed to amend and supplement Items 1 through 9 and 11 as reflected below.

Items 1 through 9; Item 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The first paragraph of the response to the question “Does Purchaser have the financial resources to pay for all of the Shares it is offering to purchase in the Offer?” in the Summary Term Sheet included in the Offer to Purchase is restated as follows:

Yes. We estimate that the maximum amount of funds needed to (i) complete the Offer, the Merger, and the transactions contemplated by the Merger Agreement, including the funds needed to purchase all Shares tendered in the Offer and to pay the Qumu shareholders whose Shares are converted into the right to receive a cash amount equal to Offer Price in the Merger, (ii) pay for fees and expenses incurred by Purchaser and Enghouse Interactive Sub related to the Offer and the Merger and (iii) pay for the amounts in respect of outstanding in-the-money Qumu equity awards, will be approximately $18,100,000.

The first paragraph of Section 9 of the Offer to Purchase is restated as follows:

We estimate that the maximum amount of funds needed to (i) complete the Offer, the Merger, and the transactions contemplated by the Merger Agreement, including the funds needed to purchase all Shares tendered in the Offer and to pay the Qumu shareholders whose Shares are converted into the right to receive a cash amount equal to Offer Price in the Merger, (ii) pay for fees and expenses incurred by Purchaser and Enghouse Interactive Sub related to the Offer and the Merger and (iii) pay for the amounts in respect of outstanding in-the-money Qumu equity awards, will be approximately $18,100,000.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2023

ENGHOUSE INTERACTIVE, INC.

By:	/s/ Stephen J. Sadler
Name: Stephen J. Sadler
Title: Director

COSMOS MERGER SUB, INC.

By:	/s/ Stephen J. Sadler
Name: Stephen J. Sadler
Title: Director & Chief Executive Officer

ENGHOUSE SYSTEMS LIMITED

By:	/s/ Stephen J. Sadler
Name: Stephen J. Sadler
Title: Chief Executive Officer, Director and Chairman of the Board